ENVIRONMENTAL TRANSIT AUTHORITY, INC.

EFLAND, NORTH CAROLINA

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

STANCIL
CPAs · Advisors

C O N T E N T S

DECEMBER 31, 2023

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Environmental Transit Authority, Inc.
Efland, North Carolina

We have reviewed the accompanying financial statements of Environmental Transit Authority, Inc. (a Delaware C-Corporation), which comprise the balance sheet as of December 31, 2023, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Environmental Transit Authority, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

CONTINUED

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

We draw attention to Note 6 of the accompanying financial statements, which indicates that the Company has not generated any revenue and has a retained earnings deficit as of December 31, 2023. As described in Note 6, these conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued. Management's plans concerning these matters are also described in that note. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Stancil PC

Raleigh, North Carolina
September 8, 2025

ENVIRONMENTAL TRANSIT AUTHORITY, INC.

BALANCE SHEET

DECEMBER 31, 2023

ASSETS

Current Assets:		
Cash and Cash Equivalents	$	7,173
Inventory, Net		120,260
Total Current Assets		127,433
Total Assets	$	127,433

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:		
Accrued Payroll Due to Shareholders	$	75,000
Credit Card Payable		4,218
Total Current Liabilities		79,218
Noncurrent Liabilities		
Loans Due to Shareholders		5,000
Total Noncurrent Liabilities		5,000
Total Liabilities		84,218
Shareholders' Equity:		
Common Stock, 10,000,000 shares issued and outstanding, $0.0001 Par Value		1,000
Additional Paid-in Capital		119,260
SAFE Preferred Stock Options		109,062
Retained Earnings (Deficit)		(186,107)
Total Shareholders' Equity		43,215
Total Liabilities and Shareholders' Equity	$	127,433

ENVIRONMENTAL TRANSIT AUTHORITY, INC.

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2023

Sales	$ -
Cost of Sales	-
Gross Profit	-
Operating Expenses:	
Wages	75,000
Contractor Services	71,782
Professional Fees	15,048
Office Expenses	9,747
Office Rent	7,700
Repairs and Maintenance	4,055
Marketing and Sales Travel	2,597
Meals and Entertainment	817
Insurance	22
Total Operating Expenses	186,768
Net Loss from Operations	(186,768)
Other Income and Expenses:	
Other Income - Reimbursements	955
Interest Expense	(294)
Total Other Income and Expenses	661
Net Income (Loss)	$ (186,107)

ENVIRONMENTAL TRANSIT AUTHORITY, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2023

	Common Stock	Additional Paid-in Capital	SAFE Preferred Stock Options	Retained Earnings (Deficit)	Total
Shareholders' Equity - January 1, 2023	$ -	$ -	$ -	$ -	$ -
Net Income (Loss)	-	-	-	(186,107)	(186,107)
Common Stock Issued (in dollars)	1,000	-	-	-	1,000
Additional Paid-in Capital from Company Acquisition		119,260			119,260
SAFE Preferred Stock Options Issued (in dollars)	-	-	109,062	-	109,062
Shareholders' Equity - December 31, 2023	$ 1,000	$ 119,260	$ 109,062	$ (186,107)	$ 43,215

Supplemental Disclosures:	In Shares
Number of Common Stock Shares Issued and Outstanding - December 31, 2022	-
Number of Common Stock Shares Issued and Outstanding - December 31, 2023	10,000,000

	In Dollars
Number of SAFE Preferred Stock Options Issued and Outstanding - December 31, 2022	$ -
New SAFE Preferred Stock Options Issued in 2023	109,062
Number of SAFE Preferred Stock Options Issued and Outstanding - December 31, 2023	$ 109,062

See Independent Accountant's Review Report and Accompanying Notes to the Financial Statements

ENVIRONMENTAL TRANSIT AUTHORITY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2023

Cash Flows from Operating Activities:		
Net Loss	$	(186,107)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Accrued Wages Due to Shareholders		75,000
Credit Card Payable		4,218
Net Cash Used in Operating Activities		(106,889)
Cash Flows from Financing Activities:		
Proceeds from Loans Due to Shareholders		5,000
Proceeds from SAFE Convertible Equity Options		109,062
Net Cash Provided by Financing Activities		114,062
Net Increase		7,173
Cash at Beginning of Year		-
Cash at End of Year	$	7,173
Supplemental Disclosures:		
Cash Paid for Interest	$	294

NonCash Transactions:
Inventory was contributed in exchange for common stock at a net value of $120,260.

ENVIRONMENTAL TRANSIT AUTHORITY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of Environmental Transit Authority, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The Company is a C-Corporation registered on June 20, 2023 in the State of Delaware. The Company has two storage facilities, one in Efland, NC and one in Winston-Salem, NC. The Company's primary office operations are performed in Raleigh, North Carolina.

The Company plans to make and distribute solar-power, pedal-powered, micro electric vehicles (EVs). The Company started by acquiring the inventory, small tools and various related intangibles through an asset purchase agreement dated June 22, 2023 in the amounts owed to vendors for the acquired inventory totaling $71,390. Considering this, the Company's statement of income (loss) for the year ended December 31, 2023 includes activities from June 22, 2023 to December 31, 2023. As of December 31, 2023, the Company is in the development stage and has not yet commenced principal operations in preparation for the production and sale of its products, no revenue has been generated, and no cost of goods sold has been recognized. The inventory primarily consists of raw materials and components intended for use in future product development and commercialization efforts.

Management anticipates beginning sales activity following the completion of final product development and regulatory readiness. The Company's ability to continue its development efforts and commence principal operations is dependent on securing additional financing and achieving planned operational milestones.

Basis of Accounting

The financial statements of Environmental Transit Authority, Inc. have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

The Company considers cash in checking, savings and sweep bank accounts with maturities of three months or less to be cash and cash equivalents.

ENVIRONMENTAL TRANSIT AUTHORITY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Inventory

The Company records inventory at the lower of cost or net realizable value. Inventory includes raw materials and components with limited external demand but continued internal usage in product development and maintenance. Management recorded a reserve of approximately 30% of carrying value based on estimated net realizable value, considering historical usage rates and current market conditions.

Inventory consists of the following as of December 31, 2023:

Raw Materials	$	117,800
Finished Goods		54,000
Reserve for Obsolescent Inventory		(51,540)
Inventory, Net	$	120,260

Property and Equipment

As of December 31, 2023, the Company did not own any property or equipment. Accordingly, no amounts are presented for property and equipment in the accompanying financial statements. The capitalization threshold for assets is $2,000 which allows for de minimus small tools to be expensed as purchased.

Intangible Assets

In connection with the asset purchase agreement on June 22, 2023, the Company acquired certain intangible assets, including intellectual property and brand-related assets (e.g. trademarks, patent, copyrights, domain names and etc.). Due to the early-stage nature of the Company and the lack of observable market transactions or reliable valuation methodologies, management has determined that it is not practicable to reasonably estimate the fair value of these intangible assets at the time of acquisition. As a result, no value has been assigned to the intangible assets in the accompanying financial statements.

Accrued Payroll Due to Shareholders

As of December 31, 2023, the Company has accrued payroll liabilities totaling $75,000 related to services provided by its shareholders. The accrued amounts are unsecured, non-interest bearing, and are expected to be paid as cash flow allows. Management will continue to monitor the Company's liquidity to determine the appropriate timing of payment.

ENVIRONMENTAL TRANSIT AUTHORITY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Leases

The Company calculates right of use assets and operating lease liabilities with its latest financing rate, using a comparable period with the lease term. All lease and non-lease components are combined for all leases. Lease payments for leases with a term of 12 months or less are expensed on a straight-line basis over the term of the lease with no right of use asset or lease liability recognized. The Company did not have any operating or finance leases as of December 31, 2023. As described in Footnote 4, Leases, the Company had short-term leases during the year ended December 31, 2023.

Income Taxes

The Company is taxed as a C corporation and is required to file its income tax returns with the Internal Revenue Service using Form 1120. As of December 31, 2023, no federal or state income tax returns have been filed. The Company intends to file all required returns as soon as practicable. The financial statements reflect management's estimates of tax positions and provisions based on the information available as of the reporting date.

As of December 31, 2023, the Company has net operating loss carryforwards available to offset future taxable income. However, no deferred tax asset has been recorded due to the uncertainty surrounding the Company's ability to generate future taxable income and realize the benefit of these carryforwards.

FASB ASC 740, *Income Taxes*, requires the Company to estimate the likelihood that a potential income tax liability, including penalties and interest, exists for any income tax position taken on a return that has a more-likely-than-not chance that a position would fail under a federal or state revenue audit. This estimated liability is known as an uncertain tax position. The Company has evaluated their income tax positions and has determined that they have no uncertain tax positions that should be accounted for under ASC 740. The Company is not currently under examination by the Internal Revenue Service, the State of North Carolina, the State of Delaware, or any other states the Company is required to file a tax return.

ENVIRONMENTAL TRANSIT AUTHORITY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. LOANS DUE TO SHAREHOLDERS:

As of December 31, 2023, the Company has an outstanding loan payable from one minority shareholder totaling $5,000. The loan is non-interest bearing, unsecured, and is payable upon the availability of sufficient Company cash flows. Management expects repayment to occur as financial conditions permit.

3. CAPITAL STRUCTURE:

The Company's capital structure consists of common stock and SAFE Preferred Stock Options.

The details of each class of common stock is broken out as follows:

Type of Stock	Share Price	Total
Common Stock, voting, $0.0001 par value, 10,000,000 shares authorized and 10,000,000 share issued and outstanding.	$ 0.0001	$ 1,000
Total Common Stock at December 31, 2023		$ 1,000

As of December 31, 2023, the Company has issued Simple Agreements for Future Equity ("SAFEs") to one investor. Under the terms of the SAFEs, holders are entitled to receive shares of the Company's equity securities in the event of a future equity financing. The number of shares to be issued will be based on a discounted purchase price relative to the price paid by new investors in the next qualified equity financing. The SAFE is non-interest bearing, does not have a maturity date, and does not provide the holder with voting rights prior to conversion. The SAFE is classified as equity in accordance with GAAP due to its settlement in a variable number of equity shares upon a future event.

ENVIRONMENTAL TRANSIT AUTHORITY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023

3. CAPITAL STRUCTURE: (Continued)

The details of each SAFE is broken out as follows:

Type of Stock Option	Share Price	Total
As of December 31, 2023, the Company has issued a Simple Agreement for Future Equity ("SAFE") in the amount of $109,062 on December 31, 2023. The SAFE provides the investor with the right to receive shares of the Company's equity securities upon a future equity financing, based on the lower of: (i) a 86% discount to the price per share paid by new investors in the qualifying equity round, or (ii) a price per share based on a pre-money valuation cap of $10,000,000.	Unknown until future equity financing	$ 109,062
Total SAFE Convertible Equity Options at December 31, 2023		$ 109,062

4. LEASES:

The Company follows the guidance of Accounting Standards Codification (ASC) Topic 842, *Leases*. Under ASC 842, leases are determined to be either a finance lease or an operating lease. Finance leases meet certain criteria that indicate the lessee will assume ownership of the leased asset at the end of the lease agreement. Operating leases tend to be for less than the useful life of the asset and the asset is returned to the lessor at the end of the lease agreement. The Company did not have any operating or finance leases as of December 31, 2023.

Short-Term Leases

In August 2023, the Company signed an agreement to lease warehouse space in Efland, North Carolina. The lease term begins on August 1, 2023 and ends on September 1, 2025. The lease requires monthly payments of $1,600. The lease is presented as a short-term lease as of December 31, 2023 since it expires when the report is being issued in September 2025. The Company has a one year option to renew the lease at $1,700 per month.

ENVIRONMENTAL TRANSIT AUTHORITY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023

5. RELATED PARTY TRANSACTIONS:

As of December 31, 2023, the Company has recorded various transactions with its shareholders. The Company has accrued payroll liabilities totaling $75,000 owed to the majority shareholder. In addition, the Company has a non-interest-bearing note payable to a shareholder in the amount of $5,000, which is payable when cash flow permits and has no specified maturity date.

6. GOING CONCERN:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As of December 31, 2023, the Company has incurred recurring losses, has not generated any revenue, and has a retained earnings deficit. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Management plans to mitigate this uncertainty through a planned equity financing round and the future commercialization of its products. The Company has achieved proof of concept through operations under a prior entity and believes this progress supports the viability of its business model. However, there can be no assurance that such funding or sales will be realized or sufficient to support operations.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

7. EVENTS OCCURRING AFTER REPORTING DATE:

In anticipation of a planned Regulation Crowdfunding offering, the Company intends to amend its corporate charter to increase the number of authorized shares of capital stock. This amendment is expected to be approved prior to the commencement of the offering.

In January 2024, the Shareholder signed an agreement to lease warehouse space in Winston-Salem, North Carolina which is being paid by the Company. The lease term begins on January 1, 2024 and ends on December 31, 2024. The lease requires monthly payments of $100. It was extended until December 31, 2025.

ENVIRONMENTAL TRANSIT AUTHORITY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023

7. EVENTS OCCURRING AFTER REPORTING DATE: (Continued)

As of September 8, 2025, the Company has issued additional SAFE Preferred Stock Options. The additional SAFE Preferred Stock Options issued and outstanding between January 1, 2024 and September 8, 2025 are as follows:

Type of Stock Option	Share Price	Total
As of September 8, 2025, the Company has issued a Simple Agreement for Future Equity ("SAFE") in the amount of $40,000 on March 6, 2024. The SAFE provides the investor with the right to receive shares of the Company's equity securities upon a future equity financing, based on the lower of: (i) a 50% discount to the price per share paid by new investors in the qualifying equity round, or (ii) a price per share based on a pre-money valuation cap of $10,000,000.	Unknown until future equity financing	$ 40,000
As of September 8, 2025 the Company has issued a Simple Agreement for Future Equity ("SAFE") in the amount of $25,000 on July 1, 2024. The SAFE provides the investor with the right to receive shares of the Company's equity securities upon a future equity financing, based on the lower of: (i) a 25% discount to the price per share paid by new investors in the qualifying equity round, or (ii) a price per share based on a pre-money valuation cap of $10,000,000.	Unknown until future equity financing	25,000
As of September 8, 2025, the Company has issued a Simple Agreement for Future Equity ("SAFE") in the amount of $15,000 on October 1, 2024. The SAFE provides the investor with the right to receive shares of the Company's equity securities upon a future equity financing, based on the lower of: (i) a 12% discount to the price per share paid by new investors in the qualifying equity round, or (ii) a price per share based on a pre-money valuation cap of $10,000,000.	Unknown until future equity financing	15,000

(Continued onto next page)

ENVIRONMENTAL TRANSIT AUTHORITY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023

7. EVENTS OCCURRING AFTER REPORTING DATE: (Continued)

(Continued from previous page)

Type of Stock Option	Share Price	Total
As of September 8, 2025, the Company has issued a Simple Agreement for Future Equity ("SAFE") in the amount of $15,000 on October 23, 2024. The SAFE provides the investor with the right to receive shares of the Company's equity securities upon a future equity financing, based on the lower of: (i) a 12% discount to the price per share paid by new investors in the qualifying equity round, or (ii) a price per share based on a pre-money valuation cap of $10,000,000.	Unknown until future equity financing	15,000
Total Additional SAFE Convertible Equity Options as of September 8, 2025		$ 95,000

The Company has evaluated events and transactions that occurred between December 31, 2023 and September 8, 2025, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

STANCIL

CPAs · Advisors

STANCIL PC
4909 Windy Hill Drive, Raleigh, NC 27609
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